November 9, 2006

VIA EDGAR AND FACSIMILE	Emergent BioSolutions, Inc. 300 Professional Drive, Suite 250 Gaithersburg, MD 20879

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	t 301 944 0290 f 301 944 0173 www.emergentbiosolutions.com
Attention: Song P. Brandon, Esq.

Re:	Emergent BioSolutions Inc.
Registration Statement on Form S-1
File No. 333-136622
Request for Acceleration

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Emergent BioSolutions Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-136622), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern time on November 14, 2006, or as soon thereafter as practicable.
The Company hereby acknowledges that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

iii)	the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, EMERGENT BIOSOLUTIONS INC.
By:	/s/ Daniel J. Abdun-Nabi
Daniel J. Abdun-Nabi
Senior Vice President Corporate Affairs, General Counsel and Secretary